FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* MCINTYRE DANIEL J.	2. Date of Event Requiring Statement Month/Day/Year April 17, 2003	4. Issuer Name and Ticker or Trading Symbol MEADWESTVACO CORPORATION (MWV)
(Last) (First) (Middle) ONE HIGH RIDGE PARK	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) V.P., CORPORATE COMMUNICATIONS	6. If Amendment, Date of Original (Month/Day/Year)
(Street) STAMFORD, CT 06905			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
No Securities Owned
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Explanation of Responses:
By: /s/ John J. Carrara/POA/dated 4/24/03 **Signature of Reporting Person	04/25/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

EXECUTIVE OFFICER

POWER OF ATTORNEY

(To File Reports Under Section 16

of the Securities Exchange Act of 1934)

TO WHOM IT MAY CONCERN:

The undersigned, Daniel J. McIntyre, hereby appoints
Wendell L. Willkie, II and John J. Carrara as his attorney-in-fact, with full power and authority, for the sole purpose of filing, on behalf of the undersigned, any of the forms required to be filed by the undersigned pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
This power of attorney is coupled with an interest; is effective as of the date specified below; revokes any prior authorization; and will remain in effect until revoked in writing by the undersigned.

Very truly yours,

/s/   Daniel J. McIntyre